Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2023

SHANGHAI, November 30, 2023 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider in China offering comprehensive global investment and asset allocation advisory services primarily for high net worth investors, today announced its unaudited financial results for the third quarter of 2023.

THIRD QUARTER 2023 FINANCIAL HIGHLIGHTS

•	Net revenues for the third quarter of 2023 were RMB750.0 million (US$102.8 million), a 9.6% increase from the corresponding period in 2022, mainly due to increases in one-time commissions. Net revenues decreased by 20.4% compared with the second quarter of 2023, mainly due to a decrease in distribution of insurance products.

(RMB millions, except percentages)	Q3 2022	Q3 2023	YoY Change
Wealth management	466.0	548.8	17.8%
Asset management	200.3	191.4	(4.4)%
Other businesses	18.2	9.8	(46.2)%
Total net revenues	684.5	750.0	9.6%

•	Income from operations for the third quarter of 2023 was RMB248.9 million (US$34.1 million), a 7.4% increase from the corresponding period in 2022, due to a 9.6% increase in net revenues; income from operations decreased by 28.8% compared with the second quarter of 2023, due to a 50.8% decrease in one-time commissions.

(RMB millions, except percentages)	Q3 2022	Q3 2023	YoY Change
Wealth management	133.2	154.5	16.0%
Asset management	117.7	106.5	(9.6)%
Other businesses	(19.1)	(12.1)	(36.6)%
Total income from operations	231.8	248.9	7.4%

•	Net income attributable to Noah shareholders for the third quarter of 2023 was RMB233.3 million (US$32.0 million), a 27.9% increase from the corresponding period in 2022, mainly due to a 158.0% increase in interest income as a result of higher interest rate for our US dollar cash deposits. Net income attributable to Noah shareholders decreased by 26.0% compared with the second quarter of 2023, mainly due to a 20.4% decrease in net revenues.

•	Non-GAAP[1] net income attributable to Noah shareholders for the third quarter of 2023 was RMB232.4 million (US$31.9 million), a 21.8% increase from the corresponding period in 2022, and a 25.8% decrease from the second quarter of 2023.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

THIRD QUARTER 2023 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

•	Total number of registered clients as of September 30, 2023 was 452,222, a 4.4% increase from September 30, 2022, and a 1.3% increase from June 30, 2023.

•	Total number of active clients[2], who transacted with us during the third quarter of 2023 was 9,489, a 58.1% decrease from the third quarter of 2022, and a 17.8% decrease from the second quarter of 2023.

•	Aggregate value of investment products distributed during the third quarter of 2023 was RMB22.3 billion (US$3.1 billion), a 24.2% increase from the third quarter of 2022, and a 21.2% increase from the second quarter of 2023, mainly due to an increase in the distribution of mutual fund products.

	Three months ended September 30,
	2022		2023

	(RMB in billions, except percentages)
Product type
Mutual fund products	11.7	64.8%	14.9	66.9%
Private secondary products	3.3	18.5%	5.7	25.4%
Private equity products	2.5	13.9%	0.7	3.1%
Other products[3]	0.5	2.8%	1.0	4.6%
All products	18.0	100.0%	22.3	100.0%

•	Coverage network in mainland China covered 59 cities as of September 30, 2023, compared with 76 cities as of September 30, 2022 and 63 cities as of June 30, 2023, as we continue to streamline our domestic coverages and focus on strengthening our operations in central hub cities.

•	Number of relationship managers was 1,408 as of September 30, 2023, a 12.0% increase from September 30, 2022, and a 2.4% increase from June 30, 2023. Among which, we had 77 overseas relationship managers as of September 30, 2023, a 37.5% increase from June 30, 2023.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategies investments denominated in RMB and other currencies.

•	Total assets under management as of September 30, 2023 were RMB154.9 billion (US$21.2 billion), a 1.3% decrease from June 30, 2023 and a 0.9% decrease from September 30, 2022, mainly due to exits in private equity investment products.

2 “Active clients” for a given period refers to registered high net worth investors who purchase investment products distributed or receive services provided by us during that given period.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

	As of June 30, 2023		Growth	Distribution/ Redemption	As of September 30, 2023

	(RMB billions, except percentages)
Investment type
Private equity	132.9	84.7%	0.2	1.4	131.7	85.0%
Public securities[4]	11.6	7.4%	4.2	3.6	12.2	7.9%
Real estate	6.6	4.2%	0.3	0.6	6.3	4.0%
Multi-strategies	4.4	2.8%	-	0.2	4.2	2.8%
Others	1.4	0.9%	-	0.9	0.5	0.3%
All Investments	156.9	100.0%	4.7	6.7	154.9	100.0%

Other Businesses

Our other businesses segment mainly provides more comprehensive services and investment products to our clients.

Ms. Jingbo Wang, co-founder, Chairwoman and CEO of Noah, said, “I’m pleased to report a strong quarter with net revenues increasing 9.6% year-over-year to RMB750.0 million, primarily driven by one-time commissions from the distribution of insurance products. With a robust balance sheet and nearly RMB5 billion in cash and cash equivalents, ample liquidity, and a standardized product offering, we are well-positioned to fuel future growth and execute on our strategic plans. Our clean Assets Under Advisory (AUA) with no legacy private credit or residential real estate exposure has built us a solid reputation as a trusted advisor to mandarin-speaking HNW clients, which we are leveraging to drive our global expansion, as demand for global asset allocation grows. We continue to recruit Relationship Managers in Hong Kong and Singapore; meanwhile, our client service centre in Los Angeles is up and running, and we are preparing to commence operations in Dubai. We are also offering clients sophisticated market intelligence and asset allocation strategies through our innovative 'CCI' model (composed of the Chief Investment Office, Client Strategy Office, and Investment Product & Solution department) and its solutions-driven wealth management approach. As we rapidly approach the end of the year, we are increasingly confident in our abilities to carefully navigate an increasingly complex macroeconomic environment and create value for our shareholders.”

THIRD QUARTER 2023 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2023 were RMB750.0 million (US$102.8 million), a 9.6% increase from the corresponding period in 2022, mainly due to increases in one-time commissions.

•	Wealth Management Business

•	Net revenues from one-time commissions for the third quarter of 2023 were RMB198.5 million (US$27.2 million), a 115.5% increase from the corresponding period in 2022, primarily due to an increase in distribution of insurance products.

•	Net revenues from recurring service fees for the third quarter of 2023 were RMB279.7 million (US$38.3 million), an 8.8% decrease from the corresponding period in 2022, due to a shift in product mix and clients' investment preferences, as well as less recurring service fees generated from private secondary and private equity products.

4 The asset distribution/redemption of public securities also includes market appreciation or depreciation.

•	Net revenues from performance-based income for the third quarter of 2023 were RMB8.8 million (US$1.2 million), a 51.3% decrease from the corresponding period of 2022, primarily due to less performance-based income from private secondary products.

•	Net revenues from other service fees for the third quarter of 2023 were RMB61.7 million (US$8.5 million), a 25.5% increase from the corresponding period in 2022, primarily due to more value-added services Noah offered to its high net worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the third quarter of 2023 were RMB186.3 million (US$25.5million), a 1.8% increase from the corresponding period in 2022, due to an increase in the amount of real estate investments managed by our Gopher New York team.

•	Net revenues from performance-based income for the third quarter of 2023 were RMB5.1 million (US$0.7 million), a 46.3% decrease from the corresponding period in 2022, primarily due to a decrease in performance-based income from private equity investments managed by Gopher compared with the third quarter of 2022.

•	Other Businesses

•	Net revenues for the third quarter of 2023 were RMB9.8 million (US$1.3 million), compared with RMB18.2 million for the corresponding period in 2022, as we continued to wind down our loan portfolio.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2023 were RMB501.1 million (US$68.7 million), a 10.7% increase from the corresponding period in 2022. Operating costs and expenses primarily consisted of compensation and benefits of RMB400.8 million (US$54.9 million), selling expenses of RMB119.7 million (US$16.4 million), general and administrative expenses of RMB67.4 million (US$9.2 million), provision for credit losses of RMB0.5 million (US$0.1 million) and other operating expenses of RMB19.0 million (US$2.6 million).

•	Operating costs and expenses for the wealth management business for the third quarter of 2023 were RMB394.2 million (US$54.0 million), a 18.5% increase from the corresponding period in 2022, primarily due to an increase in compensation and benefits, selling expenses and general and administrative expenses, as less expenses incurred during the corresponding quarter of the preceding year due to various pandemic restrictions.

•	Operating costs and expenses for the asset management business for the third quarter of 2023 were RMB84.9 million (US$11.6 million), a 2.9% increase from the corresponding period in 2022, primarily due to increased selling expenses.

•	Operating costs and expenses for other businesses for the third quarter of 2023 were RMB21.9 million (US$3.0 million), compared with RMB37.4 million from the corresponding period in 2022, due to decreased other operating expenses.

Operating Margin

Operating margin for the third quarter of 2023 was 33.2%, decreased from 33.9% for the corresponding period in 2022.

•	Operating margin for the wealth management business for the third quarter of 2023 was 28.2%, compared with 28.6% for the corresponding period in 2022.

•	Operating margin for the asset management business for the third quarter of 2023 was 55.6%, compared with 58.8% for the corresponding period in 2022.

•	Loss from operation for other businesses for the third quarter of 2023 was RMB12.1 million (US$1.7 million), compared with an operating loss of RMB19.1 million for the corresponding period in 2022.

Investment Income/loss

Investment income for the third quarter of 2023 was RMB9.6 million (US$1.3 million), compared with investment loss of RMB7.2 million for the corresponding period in 2022.

Income Tax Expenses

Income tax expenses for the third quarter of 2023 were RMB68.5 million (US$9.4 million), a 34.1% increase from the corresponding period in 2022, primarily due to more taxable income compared with the third quarter of 2022.

Loss from Equity in Affiliates

Loss from equity in affiliates for the third quarter of 2023 was RMB3.9 million (US$0.5 million), compared with loss from equity in affiliates of RMB22.4 million for the corresponding period in 2022, as we recorded such loss from decrease in net income of the funds of funds that we manage and invest in as the general partner or fund manager in 2022.

Net Income

•	Net Income

•	Net income for the third quarter of 2023 was RMB232.0 million (US$31.8 million), a 30.4% increase from the corresponding period in 2022.

•	Net margin for the third quarter of 2023 was 30.9%, up from 26.0% for the corresponding period in 2022.

•	Net income attributable to Noah shareholders for the third quarter of 2023 was RMB233.3 million (US$32.0 million), a 27.9% increase from the corresponding period in 2022.

•	Net margin attributable to Noah shareholders for the third quarter of 2023 was 31.1%, up from 26.7% for the corresponding period in 2022.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2023 was RMB3.36 (US$0.46) and RMB3.36 (US$0.46), respectively, up from RMB2.64 and RMB2.63 respectively, for the corresponding period in 2022.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2023 was RMB232.4 million (US$31.9 million), a 21.8% increase from the corresponding period in 2022.

•	Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2023 was 31.0%, compared with 27.9% for the corresponding period in 2022.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2023 was RMB3.35 (US$0.46), up from RMB2.76 for the corresponding period in 2022.

Balance Sheet and Cash Flow

As of September 30, 2023, the Company had RMB4,959.6 million (US$679.8 million) in cash and cash equivalents, compared with RMB4,740.4 million as of June 30, 2023 and RMB4,312.8 million as of September 30, 2022.

Net cash inflow from the Company’s operating activities during the third quarter of 2023 was RMB404.4 million (US$55.4 million), primarily due to operating cash inflow generated by net income and collection of accounts receivables.

Net cash inflow from the Company’s investing activities during the third quarter of 2023 was RMB4.0 million (US$0.5 million), primarily due to collection of loan receivables.

Net cash outflow from the Company’s financing activities was RMB196.3 million (US$26.9 million) in the third quarter of 2023, primarily due to payment of the final dividend.

CONFERENCE CALL

The Company’s senior management will host an earnings conference call to discuss its Q3 Results and recent business activities. Details of the conference call are as follows:

Conference title:	Noah Holdings 3Q23 Earnings Conference Call
Date/Time:	Wednesday, November 29, 2023 at 8:00 p.m., U.S. Eastern Time Thursday, November 30, 2023 at 9:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	7559504

A telephone replay will be available starting approximately one hour after the end of the conference until December 6, 2023 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 1973272.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first nine months of 2023, Noah distributed RMB57.5 billion (US$7.9 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.9 billion (US$21.2 billion) as of September 30, 2023.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. A total of 1,408 relationship managers across 59 cities provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 452,222 registered clients as of September 30, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the third quarter of 2023 ended September 29, 2023 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.296 to US$1.00, the effective noon buying rate for September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

		As of
	June 30,	September 30,	September 30,
	2023	2023	2023
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,740,434	4,959,550	679,763
Restricted cash	143,255	153,908	21,095
Short-term investments	445,485	407,872	55,904
Accounts receivable, net	534,885	445,386	61,045
Loans receivable, net	341,083	315,785	43,282
Amounts due from related parties	429,202	406,764	55,752
Other current assets	200,588	189,473	25,969
Total current assets	6,834,932	6,878,738	942,810
Long-term investments, net	980,257	995,746	136,478
Investment in affiliates	1,464,702	1,491,173	204,382
Property and equipment, net	2,525,732	2,510,839	344,139
Operating lease right-of-use assets, net	152,040	145,410	19,930
Deferred tax assets	436,240	435,632	59,708
Other non-current assets	169,454	171,083	23,449
Total Assets	12,563,357	12,628,621	1,730,896
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	562,029	545,240	74,731
Income tax payable	141,693	166,959	22,884
Deferred revenues	71,440	88,377	12,113
Dividend payable	177,502	49	7
Other current liabilities	584,384	578,296	79,262
Contingent liabilities	592,097	595,137	81,570
Total current liabilities	2,129,145	1,974,058	270,567
Operating lease liabilities, non-current	79,267	77,418	10,611
Deferred tax liabilities	230,797	229,003	31,387
Other non-current liabilities	54,495	45,058	6,176
Total Liabilities	2,493,704	2,325,537	318,741
Equity	10,069,653	10,303,084	1,412,155
Total Liabilities and Equity	12,563,357	12,628,621	1,730,896

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2022	2023	2023	Change
Revenues:	RMB'000	RMB'000	USD'000
Revenues from others:
One-time commissions	92,551	199,286	27,314	115.3%
Recurring service fees	195,429	171,408	23,493	(12.3)%
Performance-based income	17,658	8,440	1,157	(52.2)%
Other service fees	71,290	74,355	10,191	4.3%
Total revenues from others	376,928	453,489	62,155	20.3%
Revenues from funds Gopher manages:
One-time commissions	7,846	32	4	(99.6)%
Recurring service fees	296,648	295,982	40,568	(0.2)%
Performance-based income	10,109	5,543	760	(45.2)%
Total revenues from funds Gopher manages	314,603	301,557	41,332	(4.1)%
Total revenues	691,531	755,046	103,487	9.2%
Less: VAT related surcharges	(7,063)	(5,088)	(697)	(28.0)%
Net revenues	684,468	749,958	102,790	9.6%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(108,971)	(185,748)	(25,459)	70.5%
Others	(234,055)	(215,047)	(29,475)	(8.1)%
Total compensation and benefits	(343,026)	(400,795)	(54,934)	16.8%
Selling expenses	(75,995)	(119,707)	(16,407)	57.5%
General and administrative expenses	(57,511)	(67,407)	(9,239)	17.2%
Reversal of credit losses	5,274	525	72	(90.0)%
Other operating expenses	(25,084)	(18,982)	(2,602)	(24.3)%
Government subsidies	43,645	105,297	14,432	141.3%
Total operating costs and expenses	(452,697)	(501,069)	(68,678)	10.7%
Income from operations	231,771	248,889	34,112	7.4%
Other income:
Interest income	16,847	43,465	5,957	158.0%
Investment (loss) income	(7,233)	9,640	1,321	N.A.
Other income	10,066	2,446	335	(75.7)%
Total other income	19,680	55,551	7,613	182.3%
Income before taxes and income from equity in affiliates	251,451	304,440	41,725	21.1%
Income tax expense	(51,078)	(68,499)	(9,389)	34.1%
Loss from equity in affiliates	(22,406)	(3,897)	(534)	(82.6)%
Net income	177,967	232,044	31,802	30.4%
Less: net loss attributable to non-controlling interests	(4,448)	(1,282)	(176)	(71.2)%
Net income attributable to Noah shareholders	182,415	233,326	31,978	27.9%

Income per ADS, basic	2.64	3.36	0.46	27.3%
Income per ADS, diluted	2.63	3.36	0.46	27.8%

Margin analysis:
Operating margin	33.9%	33.2%	33.2%
Net margin	26.0%	30.9%	30.9%

Weighted average ADS equivalent[1]:

Basic	69,212,818	69,472,282	69,472,282
Diluted	69,255,667	69,485,287	69,485,287
ADS equivalent outstanding at end of period	62,558,122	63,154,215	63,154,215

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Net income	177,967	232,044	31,802	30.4%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	107,640	21,405	2,934	(80.1)%
Comprehensive income	285,607	253,449	34,736	(11.3)%
Less: Comprehensive loss attributable to non-controlling interests	(4,428)	(1,169)	(160)	73.6%
Comprehensive income attributable to Noah shareholders	290,035	254,618	34,896	(12.2)%

Noah Holdings Limited
Supplemental Information
(unaudited)

	As of
	September 30, 2022	September 30, 2023	Change
Number of registered clients	433,250	452,222	4.4%
Number of relationship managers	1,257	1,408	12.0%
Number of cities in mainland China under coverage	76	59	(22.4)%

	Three months ended
	September 30, 2022	September 30, 2023	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	22,641	9,489	(58.1)%
Transaction value:
Private equity products	2,487	693	(72.1)%
Private secondary products	3,326	5,670	70.5%
Mutual fund products	11,650	14,929	28.1%
Other products	507	1,024	102.1%
Total transaction value	17,970	22,316	24.2%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	199,286	-	-	199,286
Recurring service fees	171,408	-	-	171,408
Performance-based income	8,440	-	-	8,440
Other service fees	61,915	-	12,440	74,355
Total revenues from others	441,049	-	12,440	453,489
Revenues from funds Gopher manages
One-time commissions	-	32	-	32
Recurring service fees	109,368	186,614	-	295,982
Performance-based income	405	5,138	-	5,543
Total revenues from funds Gopher manages	109,773	191,784	-	301,557
Total revenues	550,822	191,784	12,440	755,046
Less: VAT related surcharges	(2,074)	(389)	(2,625)	(5,088)
Net revenues	548,748	191,395	9,815	749,958
Operating costs and expenses:
Compensation and benefits
Relationship managers	(179,854)	(5,894)	-	(185,748)
Others	(144,256)	(64,041)	(6,750)	(215,047)
Total compensation and benefits	(324,110)	(69,935)	(6,750)	(400,795)
Selling expenses	(94,088)	(18,723)	(6,896)	(119,707)
General and administrative expenses	(53,401)	(9,217)	(4,789)	(67,407)
(Provision for) reversal of credit losses	(894)	(400)	1,819	525
Other operating expenses	(11,677)	(298)	(7,007)	(18,982)
Government subsidies	89,925	13,656	1,716	105,297
Total operating costs and expenses	(394,245)	(84,917)	(21,907)	(501,069)
Income (loss) from operations	154,503	106,478	(12,092)	248,889

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	92,551	-	-	92,551
Recurring service fees	195,429	-	-	195,429
Performance-based income	17,658	-	-	17,658
Other service fees	49,368	-	21,922	71,290
Total revenues from others	355,006	-	21,922	376,928
Revenues from funds Gopher manages
One-time commissions	-	7,846	-	7,846
Recurring service fees	112,636	184,012	-	296,648
Performance-based income	515	9,594	-	10,109
Total revenues from funds Gopher manages	113,151	201,452	-	314,603
Total revenues	468,157	201,452	21,922	691,531
Less: VAT related surcharges	(2,212)	(1,139)	(3,712)	(7,063)
Net revenues	465,945	200,313	18,210	684,468
Operating costs and expenses:
Compensation and benefits
Relationship managers	(103,275)	(5,696)	-	(108,971)
Others	(165,245)	(58,758)	(10,052)	(234,055)
Total compensation and benefits	(268,520)	(64,454)	(10,052)	(343,026)
Selling expenses	(65,988)	(8,796)	(1,211)	(75,995)
General and administrative expenses	(39,345)	(10,947)	(7,219)	(57,511)
Reversal of (provision for) credit losses	931	(14)	4,357	5,274
Other operating expenses	(1467)	(357)	(23,260)	(25,084)
Government subsidies	41,610	2,005	30	43,645
Total operating costs and expenses	(332,779)	(82,563)	(37,355)	(452,697)
Income (loss) from operations	133,166	117,750	(19,145)	231,771

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended September 30, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	333,911	116,355	12,440	462,706
Hong Kong	165,361	42,668	-	208,029
Others	51,550	32,761	-	84,311
Total revenues	550,822	191,784	12,440	755,046

	Three months ended September 30, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	302,088	173,771	21,922	497,781
Hong Kong	125,240	6,945	-	132,185
Others	40,829	20,736	-	61,565
Total revenues	468,157	201,452	21,922	691,531

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,
	2022	2023	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	182,415	233,326	27.9%
Adjustment for share-based compensation	11,148	(1,161)	N.A.
Less: tax effect of adjustments	2,684	(281)	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	190,879	232,446	21.8%

Net margin attributable to Noah shareholders	26.7%	31.1%
Non-GAAP net margin attributable to Noah shareholders	27.9%	31.0%

Net income attributable to Noah shareholders per ADS, diluted	2.63	3.36	27.8%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	2.76	3.35	21.4%